UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004.

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____August 18, 2004______________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 6, 2004

Item 3: Press Release

A Press release dated and issued July 6, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold and Joint Venture partner Meridian Gold Inc. are pleased to announce results from the 2004 Phase 1 diamond drilling program on the Golden Summit project, Fairbanks District, Alaska

Item 5: Full Description of Material Change

See attached news release dated July 6, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___July 7, 2004________________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CLEARY HILL VEIN SYSTEM EXTENDS TO DEPTH,

GOLDEN SUMMIT PROJECT, ALASKA

  High grade gold intercepts on Cleary Hill vein

  Multiple high grade and disseminated zones intercepted in drilling

  Phase 2 exploration in progress

Vancouver, BC - Freegold Ventures Limited (Freegold) (TSX: ITF, OTCBB: FGOVF) and Joint Venture partner Meridian Gold Inc. (TSX:MNG, NYSE:MDG) are pleased to announce results from the 2004 Phase 1 diamond drilling program on the Golden Summit project, Fairbanks District, Alaska.

The drill program successfully intersected the Cleary Hill Vein 125 meters below the previously mined workings and indicated the presence of additional mineralized zones above and below the projection of the Cleary Hill Vein. Six holes (CHD 2004-01 through CHD 2004-06) were drilled to confirm both the structural and grade continuity of a portion of the Cleary Hill vein system. The results confirm that the old mine longitudinal sections from the 1940's, accurately portray the trend of high grade mineralization associated with the Bankers Stope chute on the Cleary Hill vein ( Table 1) .. These sections indicate several other mineralized vein systems.

Table 1 significant intercepts from the 2004 Phase 1 core drilling at Cleary Hill.

DrillHole	From_ft	To_ft	Interval_ft	Au_gpt	Au_opt	Comments
CHD 200401	125.5	131.5	6	9.7	0.283	Unknown Vein
CHD 200401	285.0	289.0	4	4.3	0.125	Unknown Vein
CHD 200401	556.0	562.0	6	4.1	0.120	Cleary Hill Vein

CHD 200402	611.5	620.5	9	2.5	0.073	Cleary Hill Vein
Incl	614.5	617.0	2.5	6.0	0.175	Cleary Hill Vein

CHD 200403	567.0	577.5	10.5	15.4	0.449	Cleary Hill Vein
Incl	567.0	573.5	6.5	22.5	0.656	Cleary Hill Vein
CHD 200403	661.0	666.0	5	4.6	0.134	Unknown Vein

CHD 200404	264.5	267.0	2.5	2.0	0.058	Unknown Vein
CHD 200404	518.0	519.0	1	15.5	0.452	Unknown Vein
CHD 200404	672.0	674.0	2	33.2	0.968	Cleary Hill Vein
CHD 200405	37.0	39.5	2.5	3.6	0.105	Unknown Vein
CHD 200405	219.0	221.0	2.0	3.5	0.102	Unknown Vein
CHD 200405	267.0	270.0	3.0	11.8	0.344	Unknown Vein
CHD 200405	603.25	605.5	2.25	5.6	0.163	Cleary Hill Vein

Continued to page 2

Freegold Ventures Limited news dated July 6, 2004 Page 2

Table 1 significant intercepts from the 2004 Phase 1 core drilling at Cleary Hill. (Continued)

DrillHole	From_ft	To_ft	Interval_ft	Au_gpt	Au_opt	Comments
CHD 200405	670.5	683.0	12.5	2.0	0.058	Unknown Vein
Incl	680.5	683.0	2.5	7.6	0.222	Unknown Vein
CHD 200405	730.0	732.5	2.5	9.6	0.280	Unknown Vein
CHD 200405	771.0	774.0	3	4.8	0.140	Unknown Vein

CHD 200406	37.0	47.0	10	3.1	0.090	Unknown Vein
Incl	37.0	40.5	3.5	6.1	0.178	Unknown Vein
CHD 200406	187.0	188.0	1	5.7	0.166	Unknown Vein
CHD 200406	292.0	299.0	7	2.6	0.076	Unknown Vein
Incl	292.0	294.0	2	6.0	0.175	Unknown Vein
CHD 200406	388.0	397.0	9	3.2	0.093	Unknown Vein
Incl	392.0	397.0	5	4.4	0.128	Unknown Vein
CHD 200406	813.0	815.0	2	2.2	0.064	Cleary Hill Vein

Freegold has drilled below the old Cleary Hill mine workings along a 240 meter strike length. Underground workings extend over 800 meters along strike of the Cleary Hill vein. A significant number of other mineralized veins and structures were intercepted in the hanging wall (south) of the Cleary Hill vein.

Additional drilling is required to test the extent and potential of intervals intercepted above the Cleary Hill vein. Seventeen known mineralized veins were explored during the 2003 trenching and drilling campaigns; however only a few of these veins were located far enough north to be tested by the current drilling. Results of previous drilling on the Cleary Hill vein were presented in the Company's News release April 2nd, 2003.

Gold mineralization in the 2004 Phase 1 drill holes was in the form of fine grained and visible free gold associated with quartz veins, stockworks and quartz-rich shear zones containing between 1-3% pyrite, arsenopyrite and jamesonite.  Coarse gold was observed in Phase 1 drill core suggesting that a nugget effect may be present. Freegold has submitted selected intervals of the core for metallic screen analysis to determine the extent of suspected nugget effect; these results will be released at a later date.

All 2004 Phase 1 geochemical samples were analyzed by ALS Chemex for gold via fire assay techniques plus a multi-element suite via ICP methods. Standards and blanks submitted with core samples suggest no unusual or spurious geochemical results.

Phase 2 Exploration

2004 Phase 2 exploration work at Golden Summit has commenced on the Tolovana prospect, immediately adjacent to and approximately 750 meters west of the Cleary Hill mine area.  Permits have been submitted to state and federal regulatory agencies to allow the trenching and drilling of known and suspected high grade veins previously mined at the old Tolovana underground mine.  The qualified person responsible for this news release is Curt Freeman, M.Sc. P. Geo.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 14, 2004

Item 3: Press Release

A Press release dated and issued July 14, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold is pleased to announce that it has entered into an option agreement in the Grew Creek Gold Project.

Item 5: Full Description of Material Change

See attached news release dated July 14, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___July 16, 2004_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

YUKON GOLD PROJECT ACQUIRED

DRILL PERMITS IN PROGRESS

Vancouver, BC

Freegold Ventures Limited  (ITF: TSX, FOGOV: OTC BB) is pleased to announce that it has entered an option agreement whereby it may earn up to a 100% interest in the Grew Creek Gold Project. The Grew Creek Project is located 35 km west of the town of Ross River and one kilometre from the Robert Campbell Highway and the Whitehorse power grid.

The Grew Creek Property is comprised of 192 claims covering covering approximately 15 kilometers of the Tintina fault. The Property covers a sequence of Eocene volcanic and sedimentary rocks preserved within a graben formed by the Tintina Fault System.  Gold and silver mineralization at Grew Creek is hosted by highly permeable felsic pyroclastic tuff.

Historical Resources*

Grade Au

Grade Ag

773,012 tonnes

8.9 g/t Au

33.6 g/t Ag

cut off grade 0.2 g/t

containing

184,947 tonnes

12.1 g/t Au

"The resource figures on the Grew Creek property are not compliant with the NI 43-101 regulatory standards and are presented for disclosure purposes only. Freegold Ventures has not independently verified these numbers. *(Source: Yukon Mineral Property Update January, 2004).

Freegold's exploration program will focus on expanding the known mineral resources already identified on the Project.  Drill permit applications are currently in progress, with a ten (10) hole diamond drill program proposed to commence in late August.

The drilling will initially test a new vein interpretation that suggests the vein system is sub-parallel to the previous drill hole orientation.  This orientation leaves the deposit open to the south and as a result may significantly increase the grade and tonnage of the resource in the Main Zone.  Several other targets including the Rat Creek and Tarn Zones will also be tested during the drilling campaign.  The Rat Creek target is a high priority target, as Rat Creek area is located up-ice of the gold-in-till anomaly overlying the Main Zone.  Tracing the gold-in-till anomaly up-ice indicates that the source is located in the Rat Creek area.

The Grew Creek Project is the first in a series of Canadian acquisitions for Freegold, other announcements will be forthcoming shortly.  The Qualified Person for this release is Robert Stroshein, P.Eng.,  geological consultant to Freegold Ventures Limited.

Terms of Acquisition

Under the terms of Agreement, Freegold will incur exploration expenditures of $1.5 million, make cash payments of $305,000 over 5 years and issue 200,000 shares over 4 years. The Property is subject to a 3% NSR. In the event that Commercial Production has not commenced on the Property by the 6th   anniversary of the Agreement, Freegold shall make an advance royalty payment in the amount of $50,000. On the 7th Anniversary, the annual advance royalty payments shall increase to $100,000. The foregoing is subject to Regulatory Approval.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company. Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Mid Tier gold producer Meridian Gold has recently entered into a JV on the Golden Summit Project. Freegold is the Project Operator. Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt in the Fairbanks Mining District. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has recently entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary underground producer of platinum group metals.  Freegold also holds 100% of the Almaden Gold Deposit, in Idaho, where a 1997 Feasibility Study by Watts, Griffis and McOuat (WGM) indicated a potentially mineable resource of 44,000,000 tons grading 0.021 oz/t gold. The study indicated that 526,800 ounces of gold was recoverable, by open pit mining and heap leach technology. The deposit remains open to the north and south and at depth. The study indicated an IRR of 18.9% at $364 per ounce gold.

The Toronto Stock Exchange has neither approved nor disapproved  the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission